EXHIBIT D

ASSIGNMENT AND ASSUMPTION AGREEMENT

THIS ASSIGNMENT AND ASSUMPTION AGREEMENT ("Agreement") is made effective as of the 1st day of November, 2001, by and between Health Outcomes Management, Inc., a Minnesota corporation (the "Seller"), and Quality Business Solutions, Inc., a Minnesota corporation (the "Buyer").

R E C I T A L S

  The Buyer has purchased certain business assets of the Seller (the "Purchased Assets") used in connection with the Seller's business (the "Business"), pursuant to an Asset Purchase Agreement dated October 30, 2001, by and between the Seller and Buyer.

  The Buyer and the Seller desire to enter into this Agreement to set forth the terms and conditions on which the Buyer will assume certain of the debts, liabilities and obligations of the Seller related to the Business.

A G R E E M E N T

NOW, THEREFORE, in consideration of the purchase and sale of the Purchased Assets and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

  Assignment and Assumption of Customer Contracts.   Seller does hereby sell, assign, transfer and convey to Buyer all of its right, title and interest in and to those certain contracts and other agreements described on Schedule #1 attached hereto and made a part hereof (the "Assumed Contracts"). Buyer does hereby agree to be bound by and to assume and discharge in accordance with their terms all of the obligations and commitments of the Seller arising with respect to periods as of and after the date hereof under, with respect to and concerning the Assumed Contracts.

  Assumption of Other Liabilities.   Buyer does hereby assume and agree to pay, perform and discharge and indemnify, defend and hold Seller harmless from and against any loss, liability, cost or expense, arising with respect to the following:

    All obligations and liabilities arising in connection with the Assumed Contracts on and after the date hereof.

    All monthly fees as provided in the Asset Purchase Agreement of even date herewith.

    All amounts due with respect to any fire, casualty, theft or other insurance policies relating to the Business or the Purchased Assets for any period beginning on the date hereof.

    All other costs and expenses arising out of the operation of the Business by the Buyer on and after the date hereof.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SELLER:	BUYER:
HEALTH OUTCOMES MANAGEMENT, INC.	QUALITY BUSINESS SOLUTIONS, INC.
By /s/ Peter Zugschwert	By /s/ Thomas Tagtmeyer
Peter Zugschwert Its President	Thomas Tagtmeyer Its President